MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 6, 2014
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
Re:    QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2013
Filed on March 3, 2014
Form 6-K for the Quarterly Period Ended March 31, 2014
Filed on May 8, 2014
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated May 28, 2014 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company's Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
On behalf of the Company, we advise you as follows:
Form 20-F for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements
15. Lines of Credit and Debt, page F-32

1.	Comment: Regarding the 2004 Notes, please tell us:

•
What entity “QIAGEN” refers regarding the provision in which the holders may require “QIAGEN” to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019; and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

•
Why this provision does not require the Notes Payable to QIAGEN Finance of $145 million to be classified as a current liability at December 31, 2013. Reference the authoritative literature you rely upon to support your accounting.

Response: In the statement within footnote 15 “In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019”, the term “QIAGEN” refers to QIAGEN Finance (Luxembourg), S.A. (“QIAGEN Finance”), the unconsolidated subsidiary of QIAGEN N.V. which issued the 2004 Notes to investors. The Company will clarify this in future disclosures.

The $145 million due to QIAGEN Finance by members of the QIAGEN consolidated group (the “QIAGEN Obligations”) represent separate financial instruments from the 2004 Notes issued by QIAGEN Finance to investors. The QIAGEN Obligations are not classified as a current liability at December 31, 2013, because this debt is due in 2024. At December 31, 2013, QIAGEN Finance does not have the right to require the QIAGEN group borrowers to repay the QIAGEN Obligations in connection with any demand for repurchase of the 2004 Notes by investors. Accordingly, the ability of the holders of 2004 Notes to require their repayment in August 2014 does not impact the classification of the QIAGEN Obligations which are determined under ASC 470-10-45 Debt.

Form 6-K for the Quarterly Period Ended March 31, 2014
Notes to Condensed Consolidated Financial Statements (unaudited)
12. Equity
Issuance of Warrants, page 19

2.
Comment: Please describe to us the antidilution adjustments under certain circumstances to the number of shares of common stock and the customary adjustments to the per share price related to the warrants. Tell us why equity classification for the warrants is appropriate and reference the authoritative literature you rely upon to support your accounting.

Response: On March 19, 2014, the Company issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 and $300.0 million is due in 2021 (collectively, the “Convertible Notes”) to investors. Concurrent with the issuance of the Convertible Notes, the Company entered into privately negotiated hedge transactions (the “Call Options”) with, and issued warrants to purchase shares of our common stock (the “Warrants”) to, certain financial institutions. The terms of the Warrants are standard, commercially reasonable terms based on the 2002 ISDA Equity Definitions published by the International Swap and Derivatives Association. Those terms include standard anti-

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

dilution and share price adjustments inherently designed to appropriately adjust the Warrants in the case of dilutive events (e.g., stock splits, stock dividends) and other extraordinary events including merger, tender offer, nationalization, insolvency, delisting, and other applicable disruption events. In those instances, in accordance with the legal requirements of the Warrants, the dealer, acting as the calculation agent, will make commercially reasonable adjustments to the terms of the Warrants to account for the economic effect of a particular transaction. When acting as the calculation agent, the dealer is explicitly required to make such adjustments in a commercially reasonable manner and only if doing so would produce an appropriate result. The adjustments are consistent with the fair value inputs referenced in ASC 815-40-15-7E through 7G as well as implementation guidance in ASC 815-40-55 including examples 6, 12, and 17.
The equity classification of the Warrants is appropriate considering the guidance in ASC 480 and ASC 815.
First, the Company evaluated the guidance of ASC 480 which defines a freestanding financial instrument as either: 1) entered into separately and apart from any of the entity’s other financial instruments or equity transactions or 2) entered into in conjunction with some other transaction and both legally detachable and separately exercisable.
Although the Warrants were issued together with the Call Option and Convertible Notes, they are both separately exercisable from those other financial instruments (i.e., exercise of Warrants does not terminate the Cash Convertible Note or Call Options) and legally detachable (i.e., Warrants can be transferred without consent by dealer to a third party).
The Company next evaluated whether the Warrants and Call Options (together the “Call Spread Overlay”) should be combined as one unit of account together with the Convertible Notes or with one another pursuant to ASC 815-10-15-9. In accordance with that guidance two or more freestanding financial instruments should be viewed as a single unit (and not accounted for separately) based on certain indicators. The Company concluded that the Warrants and Call Options should be accounted for as two separate units based on the following evaluation:

(1)
The Convertible Notes and Call Spread Overlay do not have the same counterparties. While the Convertible Notes were issued to a large number of investors, approximately 75, the counterparties to the Call Spread Overlay consist of four investment banks. Therefore the Call Spread Overlay should not be combined with the Convertible Notes.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

(2)
There is a substantive business reason to have the Convertible Notes, Call Options and Warrants entered separately as the Company was able to integrate the premiums paid for the Call Options with the proceeds from the Convertible Notes for tax purposes and use the premium received for the Warrants to finance the purchase of the Call Options. In addition the Warrants, together with the Call Options economically transform the conversion price of the Convertible Notes to a higher conversion price.

(3)
While the underlying risk of each instrument is closely tied to the changes in the value of the Company’s common stock, the exercise and expiration of the Call Options and the Warrants are based on different dates and have different maturities. The Call Options and Warrants intentionally have expiration dates that are sufficiently separated and are settled separately (i.e., the Call Options, which expire on the fifth trading day prior to Maturity of the Convertible Notes, would be expected to settle upon each conversion of the Convertible Notes, while the Warrants, which expire over the fifty trading days prior to Maturity of the Convertible Notes, would be expected to settle at their expiration regardless of the any earlier conversion of the Convertible Notes).

The Company next evaluated the Warrants under ASC 480 and concluded that the Warrants should not be classified as a liability pursuant to ASC 480 because 1) they are equity linked derivatives (not a share) and therefore the guidance in ASC 480-10-25-4 does not apply, 2) they generally do not embody an obligation of the issuer to repurchase its shares by transferring assets pursuant to ASC 480-10-25-8 because the Warrants are not puttable back to the Company and the underlying shares issuable under the Warrants are not redeemable, and 3) although the Company is contingently obligated to issue a variable number of shares to net settle the Warrants, the obligation is directly related to the value of the Company’s stock price (i.e., as it increases, the monetary value of the obligation and the number of shares to deliver increases), and is not predominantly fixed, inversely related to the underlying stock price or based on something other than the Company’s stock price pursuant to ASC 480-10-25-14. As such, the Warrants are not liabilities pursuant to ASC 480.
After evaluating the Warrants under ASC 480, the Company evaluated whether the Warrants should be classified in equity pursuant to the derivative scope exception in ASC 815-10-15-74(a) including ASC 815-40-15 (indexation) and ASC 815-40-25 (equity classification). In accordance with this guidance, equity-linked contracts that meet the scope exception received permanent equity classification with no subsequent measurement required.
The Company considered the following facts in our analysis in concluding that equity treatment was appropriate for the Warrants:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

The Warrants meet the definition of a derivative as 1) they derive their value from the price an underlying security (i.e., the issuer’s stock), 2) they have a notional amount (i.e., the number of shares), 3) they required a minimal up-front investment (i.e., the initial premium for the Warrants is less by more than a nominal amount than investing in the underlying shares), and 4) the contract requires net-share settlement. As a result, the Warrants meet the definition of a derivative pursuant to ASC 815.
The Company next considered whether the Warrants would receive an exception from derivative accounting pursuant to ASC 815-10-15-74(a). To qualify for this exception, which allows for the Warrants to be classified in equity, the Warrants must be both (a) indexed to the Company’s stock and (b) meet the requirements of the equity classification guidance. The Company has utilized the following two-step approach to evaluate whether the Warrants are indexed to the Company’s own stock:
Step 1: Evaluate the instrument’s contingent exercise provisions, if any.
As the exercise contingencies contained within the Warrants are not based on an observable market or index that is not based on the issuer’s stock or operations, the exercise contingencies within the Warrants do not cause the instrument to fail Step 1 of the indexation criteria under ASC 815-40-15.
Step 2: Evaluate the instrument’s settlement provisions
The Warrants are exercisable on a net-share basis for a fixed number of shares for a fixed amount; however, as discussed above the Warrants terms allow for adjustment to the settlement amount in certain instances to protect parties to the Warrants from dilution and other extraordinary events that would otherwise cause discontinuous price changes to the fair value of the Warrants. These adjustments are appropriately designed in a commercially reasonable manner to maintain the fair value of the Warrants both before and after such events and to allow the dealer to maintain a standard hedge position. There are no adjustment provisions that provide down-round or other inappropriate price protections to the investors as described in example 9 of ASC 815-40-55-33 through 34. These adjustments are furthermore consistent with the guidance and examples in ASC 815-40-15. As such the Company has determined that the Warrants are indexed to the Company’s own stock.
The Company next considered the equity classification guidance in ASC 815-40-25 which states that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash or net-share settlement can be classified as equity provided that the criteria of ASC 815-40-25-10 are also met.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

The Company has evaluated the following additional considerations under ASC 815-40-25 in reaching the conclusion that the Warrants qualify for equity classification:

a.	The Company has the ability to settle the contract in unregistered shares in all circumstances.

b.
The Company has concluded it has sufficient authorized and unissued shares to deliver the maximum number of shares pursuant to the terms of the Warrants including consideration of all other existing commitments (e.g., convertible notes, stock options and other derivative instruments) as required by ASC 815-40-25-20.

c.
The contract provides an explicit limit on the number of shares to be delivered upon settlement of the contract which can only be adjusted in limited circumstances, and furthermore pursuant to the express terms of the Warrants it is always within the control of the Company to deliver shares under the Warrant such that the Company could never be required, outside of its control, to net-cash settle any portion of the Warrants.

d.	The contract does not mandate net cash settlement of the contract in the event QIAGEN does not make timely filings with the SEC.

e.	The contract is compliant with the provisions of ASC 815-40-25-30 regarding top-off and make-whole provisions.

f.	The contract does not contain preferential rights in the event of bankruptcy.

g.	The contract does not require QIAGEN to post collateral of any kind.

________________________________

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
June 6, 2014

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc: QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.